

March 23, 2015

Via E-mail
Thomas D. DeByle
Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive
Salem, NH 03079

Re: **Standex International Corporation**
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 27. 2014
File No. 1-7233

Dear Mr. DeByle:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

2. Acquisitions, page 42

1. Please tell us how you considered ASC 805-10-50-2(h) and 805-10-50-3 for both the Ultrafryer transaction (acquired during the quarter ended June 30, 2014) and the Enginetics transaction (acquired during the quarter ended September 30, 2014) and ensure that supplemental pro forma information is provided in future filings, if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant